SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
(Amendment No. 1)

Under the Securities Exchange Act of 1934

NYMOX PHARMACEUTICAL CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

67076P102
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]	Rule 13d-1(b)
[x]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67076P102
1		Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). Michael D. Starcher
2		Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ] (b) [x]
3		SEC Use Only
4		Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 1,952,007
	6	Shared Voting Power 0
	7	Sole Dispositive Power 1,952,007
	8	Shared Dispositive Power 0
9		Aggregate Amount Beneficially Owned by Each Reporting Person 1,952,007
10		Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11		Percent of Class Represented by Amount in Row (9) 6.02%
12		Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

Nymox Pharmaceutical Corporation

Item 1(b)	Address of Issuer’s Principal Executive Offices:

9900 Cavendish Blvd., Suite 306
St. Lauren, Quebec, Canada H4M 2V2

Item 2(a)	Names of Persons Filing:

Michael D. Starcher

Item 2(b)	Address of Principal Business Office or, if none, Residence:

2311 Cedar Springs Road, Suite 100, Dallas, Texas 75201

Item 2(c)	Citizenship:

United States of America

Item 2(d)	Title of Class of Securities:

Common Shares

Item 2(e)	CUSIP Number:

67076P102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership

(a)	Amount Beneficially Owned: 1,952,007 shares
(b)	Percent of Class: 6.02%
(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote	1,952,007
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	1,952,007
(iv)	Shared power to dispose or to direct the disposition of	0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [  ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

The reporting person beneficially owns an aggregate of 1,952,007 common shares (the “Shares”) of the Issuer, which includes 907,115 Shares held in or managed by various trusts managed by the reporting person for the benefit of third persons, (ii) 903,087 Shares held by limited partnerships whose general partners are controlled by the reporting person, and (iii) 21,100 Shares held by a limited liability company with the voting and dispositive power held by the reporting person.  Except as otherwise set forth herein, no other person or entity is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.  The reporting person hereby disclaims any beneficial interest of any such Shares in excess of his actual pecuniary interest therein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

(a)	Not Applicable.
(b)           By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 14, 2011

/s/ Michael D. Starcher
Michael D. Starcher